FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2015 to May 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 10, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2015 to May 31, 2015 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 10, 2015]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of May 31, 2015
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (May 19, 2015) (Period of repurchase: from May 20, 2015 to July 28, 2015)	25,000,000		20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) May 20 May 21 May 22 May 25 May 26 May 27 May 28 May 29	4,131,800 5,639,100 4,981,900 3,597,800 2,652,600 1,917,600 980,000 430,300	3,370,752,350 4,620,652,020 4,081,515,510 2,981,170,300 2,178,851,100 1,576,700,340 811,140,140 356,066,190

Total	—	24,331,100	19,976,847,950

Aggregate shares repurchased as of the end of this reporting month		24,331,100	19,976,847,950
Progress of share repurchase (%)		97.3	99.9

2.	Status of disposition

as of May 31, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

	as of May 31, 2015
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Other (exercise of stock acquisition rights)	(Date)
	May 1	288,900	1,179,900
	May 7	299,800	4,242,800
	May 8	5,740,500	5,740,500
	May 11	1,696,200	6,563,200
	May 12	756,600	3,522,700
	May 13	749,700	6,437,700
	May 14	965,500	3,625,500
	May 15	368,900	665,900
	May 18	144,900	5,014,900
	May 19	69,400	4,458,400
	May 20	386,100	1,577,100
	May 21	297,800	8,347,800
	May 22	316,600	1,801,600
	May 25	194,900	4,344,900
	May 26	227,600	12,620,600
	May 27	218,100	10,722,100
	May 28	65,800	5,877,800
	May 29	255,500	9,723,000

Subtotal	—	13,042,800	96,466,400

Total	—	13,042,800	96,466,400

3.	Status of shares held in treasury

as of May 31, 2015
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	230,076,877